Exhibit 99.7

Appendix B

November 27, 2007

Board of Directors

Liberty Bank, N.A.

25201 Chagrin Boulevard

Suite 120

Beachwood, OH 44122

Members of the Board:

Stifel, Nicolaus & Company, Incorporated (“Stifel Nicolaus” or “we”) has been advised that Liberty Bank, N.A. (“Liberty” or the “Company”) is considering entering into an Agreement and Plan of Merger (the “Merger Agreement”) with Century Bank (“Century”) and Century Commercial Bancorp, Inc. (“CCB”), pursuant to which Liberty will be merged with and into Century, with Century being the surviving corporation, and each issued and outstanding share of common stock of Liberty (other than Treasury Stock, Exception Shares and Dissenting Shares, each as defined in the Merger Agreement (“Shares”)), will be converted into the right to receive, at the election of the holder thereof, either: (a) $45.00 in cash (the “Per Share Cash Consideration”) or (b) 4.5 shares of common stock, par value $0.01 per share, of CCB (the “Per Share Stock Consideration” and, collectively with the Per Share Cash Consideration, the “Merger Consideration”), on terms and conditions more fully set forth in the Merger Agreement (the “Merger”).

You have requested Stifel Nicolaus’ opinion, as investment bankers, as to the fairness, from a financial point of view, to the holders of Shares of the Merger Consideration to be received by such holders of Shares from Century in connection with the Merger pursuant to the Merger Agreement (the “Opinion”).

In rendering our Opinion, we have, among other things:

(i)	reviewed and analyzed a draft copy of the Merger Agreement dated November 27, 2007;

(ii)	reviewed and analyzed the audited financial statements of Liberty as of December 31, 2006 and 2005, and for the three years ended December 31, 2006 and unaudited financial statements of Liberty for the quarter and nine months ended September 30, 2007;

STIFEL, NICOLAUS & COMPANY, INCORPORATED

30050 CHAGRIN BOULEVARD, SUITE 300 I PEPPER PIKE, OHIO 44124 I (216) 593-7400 1 (216) 595-2434 FAX

MEMBER SIPC AND NYSE

Board of Directors - Liberty Bank, N.A. November 27, 2007

reviewed and analyzed the audited financial statements of Century as of December 31, 2006 and 2005 and for the three years ended December 31, 2006, and unaudited financial statements of Century for the quarter and nine months ended September 30, 2007;

(iv)	reviewed and analyzed certain other publicly available information concerning Liberty and Century;

(v)	held discussions with Liberty’s and Century’s senior management, including estimates of certain cost savings, operating synergies, merger charges and the pro forma financial impact on Liberty and Century;

(vi)	reviewed certain non-publicly available information concerning Liberty and Century, including internal financial analyses and forecasts prepared by their respective management and held discussions with Liberty’s senior management regarding recent developments;

(vii)	participated in certain discussions and negotiations between representatives of Liberty and Century;

(viii)	analyzed certain publicly available information concerning the terms of selected merger and acquisition transactions that we considered relevant to our analysis;

(ix)	reviewed and analyzed certain publicly available financial and stock market data relating to selected public companies that we deemed relevant to our analysis;

(x)	conducted such other financial studies, analyses and investigations and considered such other information as we deemed necessary or appropriate for purposes of our opinion; and

(xi)	took into account our assessment of general economic, market and financial conditions and our experience in other transactions, as well as our experience in securities valuations and our knowledge of the banking industry generally.

In rendering our Opinion, we have relied upon and assumed, without independent verification, the accuracy and completeness of all of the financial and other information that was provided to Stifel Nicolaus, by or on behalf of Liberty or Century, or that was otherwise reviewed by Stifel Nicolaus and have not assumed any responsibility for independently verifying any of such information. With respect to the financial forecasts supplied to us by Liberty and Century (including, without limitation, potential cost savings and operating synergies realized by Century post-Merger), we have assumed that they were reasonably prepared on the basis reflecting the

Board of Directors - Liberty Bank, N.A. November 27, 2007

best currently available estimates and judgments of the management of Liberty and Century as to the future operating and financial performance of Liberty and Century, respectively, and that they provided a reasonable basis upon which we could form our opinion. Such forecasts and projections were not prepared with the expectation of public disclosure. All such projected financial information is based on numerous variables and assumptions that are inherently uncertain, including, without limitation, factors related to general economic and competitive conditions. Accordingly, actual results could vary significantly from those set forth in such projected financial information. Stifel Nicolaus has relied on this projected information without independent verification or analyses and does not in any respect assume any responsibility for the accuracy or completeness thereof.

We also assumed that there were no material changes in the assets, liabilities, financial condition, results of operations, business or prospects of Liberty or Century since the date of the last financial statements made available to us. We have also assumed, without independent verification and with your consent, that the aggregate allowances for loan losses set forth in the financial statements of Liberty and Century, respectively, are in the aggregate adequate to cover all such losses. We did not make or obtain any independent evaluation, appraisal or physical inspection of either Liberty’s or Century’s assets or liabilities, the collateral securing any of such assets or liabilities, or the collectibility of any such assets nor did we review loan or credit files of Liberty or Century. Estimates of values of companies and assets do not purport to be appraisals or necessarily reflect the prices at which companies or assets may actually be sold. Because such estimates are inherently subject to uncertainty, Stifel Nicolaus assumes no responsibility for their accuracy. We relied on advice of Liberty’s counsel as to certain legal and tax matters with respect to Liberty, the Merger Agreement and the Merger and other transactions and other matters contained or contemplated therein. We have assumed, with your consent, that there are no factors that would delay or subject to any adverse conditions any necessary regulatory or governmental approval and that all conditions to the Merger will be satisfied and not waived. In addition, we have assumed that the definitive Merger Agreement will not differ materially from the draft we reviewed. We have also assumed that the Merger will be consummated substantially on the terms and conditions described in the Merger Agreement, without any waiver of material terms or conditions by the Company and without the exercise by any of the parties to the Merger Agreement of their right pursuant to Section 1.2 of the Merger Agreement to change the method of effectuating the contemplated business combination, and that obtaining any necessary regulatory approvals or satisfying any other conditions for consummation of the Merger will not have an adverse effect on the Company or Century.

Our Opinion is limited to whether the Merger Consideration is fair to the holders of Shares, from a financial point of view. Our Opinion does not consider, include or address: (i) any other strategic alternatives currently (or which have been or may be) contemplated by Liberty’s Board of Directors (the “Board”) or Liberty; (ii) the legal, tax or accounting consequences of the Merger on Liberty, Century or their respective shareholders including, without limitation, the ability of

Board of Directors - Liberty Bank, N.A. November 27, 2007

the Merger to qualify as a tax-free reorganization under Section 368 of the Internal Revenue Code of 1986, as amended; (iii) any non-solicit, non-compete, employment, severance or similar agreements to which Liberty is subject or which are entered into in connection with the Merger as contemplated by the Merger Agreement, or the fairness to Liberty or Liberty’s shareholders of any payments made in connection with such agreements; (iv) any advice or opinions provided by RP Financial, Inc. or any other advisor to Liberty or Century; or (v) the election by holders of Shares to receive the Per Share Stock Consideration or the Per Share Cash Consideration, or any combination thereof, or the actual allocation of the Merger Consideration between the Per Share Stock Consideration and the Per Share Cash Consideration among holders of Shares (including, without limitation, any re-allocation of the Merger Consideration by the exchange agent for the Merger pursuant to the Merger Agreement). Furthermore, we are not expressing any opinion herein as to the prices, trading range or volume at which CCB’s securities will trade following consummation of the Merger.

Our Opinion is necessarily based on economic, market, financial and other conditions as they exist on, and on the information made available to us as of, the date of this letter. It is understood that subsequent developments may affect the conclusions reached in this Opinion and that Stifel Nicolaus does not have any obligation to update, revise or reaffirm this Opinion, other than at the time that Liberty mails its proxy statement to its shareholders, subject to the terms and conditions of Stifel Nicolaus’ engagement letter agreement with Liberty. Our Opinion is solely for the information of, and directed to, the Board for its information and assistance in connection with its consideration of the financial terms of the Merger and is not to be relied upon by any shareholder of the Company or Century or any other person or entity. Our Opinion does not constitute a recommendation to the Board as to how the Board should vote on the Merger or to any shareholder of Liberty or depositor of Century as to how any such shareholder or depositor should vote at any meeting at which the Merger is considered, or whether or not any shareholder of Liberty should enter into a voting, shareholders’ or Rule 145 affiliates’ agreement with respect to the Merger, elect to receive the Per Share Stock Consideration or the Per Share Cash Consideration (or any combination thereof), or exercise any dissenters’ or appraisal rights that may be available to such shareholder. In addition, the Opinion does not compare the relative merits of the Merger with any other alternative transaction or business strategy which may have been available to the Board or the Company and does not address the underlying business decision of the Board or the Company to proceed with or effect the Merger. We were not requested to, and we did not, explore alternatives to the Merger or solicit the interest of any other parties in pursuing transactions with Liberty.

Stifel Nicolaus, as part of its investment banking services, is regularly engaged in the independent valuation of businesses and securities in connection with mergers, acquisitions, underwritings, sales and distributions of listed and unlisted securities, private placements and valuations for estate, corporate and other purposes. We have acted as financial advisor to Liberty in connection with the Merger and will receive a fee for our services, a substantial portion of

Board of Directors - Liberty Bank, N.A. November 27, 2007

which is contingent upon the completion of the Merger (the “Advisory Fee”). We have also acted as financial advisor to the Board and will receive a fee upon the delivery of this Opinion that is not contingent upon consummation of the Merger (the “Opinion Fee”), provided that such Opinion Fee is creditable against any Advisory Fee. In addition, Liberty has agreed to indemnify us for certain liabilities arising out of our engagement. Century will be participating in a simultaneous mutual-to-stock conversion at the time of the Merger, and Century has engaged Stifel Nicolaus to manage the conversion offering for which Stifel Nicolaus will receive customary compensation. Stifel Nicolaus may also provide other investment banking services to CCB in the future. In the future, Stifel Nicolaus expects to make a market in CCB’s equity securities and, accordingly, may at any time hold a long or short position in such securities.

Except as required by applicable law, including without limitation federal securities laws, our Opinion may not be published or otherwise used or referred to, nor shall any public reference to Stifel Nicolaus be made, without our prior written consent.

Based upon and subject to the foregoing, we are of the opinion that, as of the date hereof, the Merger Consideration to be received by holders of Shares from Century in connection with the Merger pursuant to the Merger Agreement is fair to such holders of Shares, from a financial point of view.

Very truly yours,

/s/ Stifel, Nicolaus & Company, Incorporated

STIFEL, NICOLAUS & COMPANY, INCORPORATED